FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2006

         Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1.- Material Event regarding the notice of Telefónica CTC Chile's Annual General Shareholders' Meeting.

Item 1.

Material Event of Compañía de Telecomunicaciones de Chile S.A.

Compañía de Telecomunicaciones de Chile S.A. announces its Annual General Shareholders' Meeting, to be held on April 20, 2006 at 15:00 p.m. in the "Claudio García Swears" Auditorium of Telefónica CTC Chile's Corporate Headquarters, located at Avda. Providencia 111, Santiago de Chile. The issues to be considered are the following:

  Approval of the Annual Report, Balance Sheet, Income Statement and Reports of Account Inspectors and Independent Auditors for the fiscal year ended December 31, 2005;

  Approval of distribution of Net Income for fiscal year ended December 31, 2005 and the payment of a final dividend.

  Approval to appoint two account inspectors and two alternate account inspectors for fiscal year 2006, and determine their compensation;

  Approval to appoint the Independent Auditors who will audit the accounts, inventory, balance sheet, and other financial statements of Compañía de Telecomunicaciones de Chile S.A. for fiscal year 2006, and to determine their compensation;

  Approval to appoint the domestic credit rating agencies that will set the risk rating of publicly offered issues of Compañía de Telecomunicaciones de Chile S.A. securities in the local market, and of eventual issues, and to determine their compensation, until the next General Shareholder's Meeting;

  Approval of the compensation for the members of the Board of Directors and their corresponding Alternate Directors, until the next General Shareholder's Meeting;

  Communicate the expenses of the Board of Directors and Directors' Committee during the year 2005;

  Approval of the compensation for the Directors' Committee members and of the Directors' Committee budget, to be assigned until the next General Shareholders' Meeting;

  Approval of the Compensation for the Audit Committe and budget, for operation expenses to be assigned until next General Shareholders Meeting. (According to Sabarnes Oxley Law)

  Communicate the account of operations in accordance with Article No.44 of the Chilean Corporations Law;

  Approval of the Investment and Financing Strategy proposed by Management (according to Decree Law 3,500);

  Communicate the Dividend Policy for the fiscal year 2006;

  Communicate the cost for processing, printing and mailing the information referred to in Circular No. 1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission);

  Approval of a Santiago newspaper in which to publish the notices for future shareholders' meetings and dividend payments, if appropriate; and

  Provide information on all issues relating to the management and administration of the business, and approval to reach the necessary agreements on all issues of concern to the General Shareholders' Meeting, as defined by the Company's By-laws and the existing legal framework.

Reported to the Chilean Securities and Exchange Commission on April 3, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer